WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

November 6, 2008

Ms. Jessica Kane, Staff Attorney
Ms. Nudrat Salik, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Flurida Group, Inc.
Registration Statement on Form S-1
Amendment No. 4.
File No. 333-151200

Dear Ms. Kane and Ms. Salik:

Following conversations between David Liu and Ms. Salik and the undersigned and Ms. Salik, and informal guidance concerning proposed responses, we have filed Amendment 4 on EDGAR.

1.
We revised the Certain Relationships and Related Transactions section. We will eliminate the second, third, fourth and fifth paragraphs of Amendment 3, page 37. The following is the proposed eliminated language:

In June, 2008, we sold 14,112 icemakers for $173,436.48 to US company, Electrolux, located at El Paso, TX. The icemakers were manufactured and supplied by Zhong Nan Fu Rui. The icemakers were shipped out at FOB shipping point Qingdao, China on June 27, 2008.

In June 2008, we also sold 37,224 rolls of thermostats, CT-7 (RoHS), the key parts for icemakers, for $34,670.43 to Zhong Nan Fu Rui. The parts, CT-7 (RoHS), were exclusively used for the icemakers purchase order by Electrolux.

As of September 15, 2008, there were new sales of $404,103 realized. During July 2008, the products, motor parts for ice makers and ice water systems ordered by Electrulux, were shipped out FOB Qingdao, China, to Electrolux. All the invoices were issued, and we accrued total accounts receivable of $396,038.16 from Electrolux. The invoice terms are 90 days. The cost of goods sold for the parts sold were $383,915 and the accounts payable to Zhong Nan Fu Rui were $383,915.

As of September 15, 2008, an additional purchase order was placed by Electrolux for approximately $850,000. We anticipate that these products will be delivered by the end of 2008. We have not recorded any revenues or expenses related to this order.

We replaced the eliminated language with the following proposed paragraph:

In fiscal year 2006, we sold no products to and purchased no products from Zhong Nan Fu Rui. In fiscal year 2007, we sold no products to and purchased no products from Zhong Nan Fu Rui. To date in fiscal year 2008, we sold $34,670.43 in products to and purchased $747,260.64 in products from Zhong Nan Fu Rui.

Further, as requested in the second supplemental response, we have also added the following:

The products that we sold were icemaker parts made in the United States, such as thermostats, switches, motors, and coating materials. The products that we purchased were icemakers, fan motors, crush motors, and solenoids for ice water system.

2.
We apologize for our drafting error. As explained to the staff, the language which was acceptable in amendment 2 somehow reverted to the language in Amendment 1 which drew this comment previously. We have reverted to the language in Amendment 2 as follows:

Ms. Yaru Huang, CFO

Main responsibilities of the position are as follows:

1. Oversee the corporate finance in accordance with the General Accepted Accounting Principles of the United States, General Principles of Corporate Finance, and Financial Management System developed by the company.

2. Implement the directives of the CEO and the Board of Directors in the following financial areas: allocation of all the corporate capital and management of the company’s capital or other investments.

3. Develop corporate financial plan, control auditing analysis, raise capitals legally, make use of the corporate assets effectively, and make every efforts to increase the corporate economic benefits.

4. Supervise and manage the finances of the subsidiaries of the company. Employment period is three years from December 2006 to December 2009. Annual salary will be $50,000 starting to pay at January, 2009.

The salaries accrued from December 2006 to December 2008 will be waived by Yaru Huang. Accordingly, there is no salary payment for Yaru Huang in 2006, 2007, and 2008, respectively.

We have made the requested changes in the financial statement in response to Comments 3-6 and information in the staff’s responses to our supplemental correspondence filings.

7.	The signatures have been revised as follows, to be dated and signed when Amendment 4 is filed:

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Chicago IL on 11/6/2008.

Flurida Group, Inc.

  By:

Title	Name	Date	Signature
Principal Executive Officer	Jianfeng Ding	11/6/2008

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	NAME	TITLE	DATE
	Jianfeng Ding	Principal Executive Officer and Director	11/6/2008
	Yaru Hang	Principal Financial Officer and Principal Accounting Officer	11/6/2008
	Xiaoyong Fu	Director	11/6/2008
	Ying Zhong	Director

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.
Michael T. Williams, Esq.